UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 4 )

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)

TONGJITANG CHINESE MEDICINES COMPANY
HANMAX INVESTMENT LIMITED
FOSUN INDUSTRIAL CO., LIMITED
TONSUN INTERNATIONAL COMPANY LIMITED
MR. XIAOCHUN WANG
SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO. LTD.
FOSUN HIGH TECHNOLOGY (GROUP) CO. LTD.
FOSUN INTERNATIONAL LIMITED
FOSUN HOLDINGS LIMITED
FOSUN INTERNATIONAL HOLDINGS LTD.
MR. GUANGCHANG GUO
(Names of Persons Filing Statement)

ORDINARY SHARES
(Title of Class of Securities)

G8918E106
(CUSIP Number)

Mr. Justin Chen	Mr. Xiaochun Wang	Mr. Jianguo Yang
Tongjitang Chinese Medicines Company	Room 3030, Four Seasons Place 8 Finance Street, Central	Fosun Industrial Co., Limited
5th Floor, Block B, Nanshan Medical Device Park	Hong Kong (86) 139 1818 3126	Level 28, Three Pacific Place
1019 Nanhai Avenue, Shekou, Nanshan District		1 Queen’s Road East Hong Kong
Shenzhen, 518067 Guangdong Province		(8621) 6332 5563
People’s Republic of China
(86755) 2667 0969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Louis Lehot, Esq.	Scott Clemens, Esq.
Jason Schendel, Esq.	Baker & McKenzie
Yi Zhu, Esq.	Suite 3401, China World Tower 2
Sheppard Mullin Richter & Hampton LLP	China World Trade Center
26/F Wheelock Square	1 Jianguomenwai Dajie, Beijing 100004
1717 Nanjing Road West, Shanghai 200040	China
China	telephone: (8610) 6535 3971
telephone: (8621) 2321 6000	email: scott.clemens@bakermckenzie.com

390 Lytton Avenue,
Palo Alto, California 94301
U.S.A
telephone: (650) 815 2640
fax: (650) 815-4653
email: llehot@sheppardmullin.com

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$20,235,993.75	$1,442.83

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $1.125 for 17,987,550 outstanding ordinary shares of the issuer subject to the transaction.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) was calculated by multiplying the transaction value by 0.0000713.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,442.83
Form or Registration No.: Schedule 13e-3
Filing Party: Tongjitang Chinese Medicines Company
Date Filed: November 26, 2010

INTRODUCTION

This Amendment No.4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (“SEC”) by (a) Tongjitang Chinese Medicines Company, a Cayman Islands company (“Tongjitang”), the issuer of the ordinary shares, par value $0.001 per share (individually a “Share” and collectively the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Hanmax Investment Limited, a British Virgin Islands company (“Hanmax”) (c) Fosun Industrial Co., Limited, (“Fosun”), a wholly owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co. Ltd. (“Fosun Pharma”), (d) Tonsun International Company Limited, a Cayman Islands company (“Merger Sub”), (e) Mr. Xiaochun Wang, chairman of the board and chief executive officer of Tongjitang and the sole shareholder, officer and director of Hanmax, (f) Fosun Pharma, a subsidiary of Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”), (g) Fosun High Technology, a wholly owned subsidiary of Fosun International Limited (“Fosun International”), (h) Fosun International, a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), (i) Fosun Holdings, a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”) and (j) Mr. Guangchang Guo, who controls Fosun International Holdings and could therefore be deemed the beneficial owner of the Shares held by Fosun Industrial.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On March 31, 2011, at 10:00 a.m. (China time), an extraordinary general meeting of shareholders of Tongjitang was held at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China.  At the extraordinary general meeting, Tongjitang’s shareholders voted to approve the merger and approve and adopt the agreement and plan of merger dated as of October 29, 2010, as amended on February 21, 2011, referred to herein as the “Merger Agreement”, among Tongjitang, Hanmax, Fosun and Merger Sub, and the other transactions contemplated thereby.  No holders of Shares have validly exercised their appraisal rights under Cayman Islands law.

On April 14, 2011, Tongjitang and Merger Sub filed a plan of merger with the Cayman Islands Companies Registrar, which was registered by the Registrar of the Cayman Islands Companies Registrar as of April 14, 2011, pursuant to which the merger of Merger Sub with and into Tongjitang was consummated. As a result of the merger, Tongjitang will continue its operations as a privately-held company owned solely by Hanmax and Fosun.

At the effective time of the merger, each ordinary share of Tongjitang (“Share”) and American Depositary Share, each of which represents four Shares (“ADSs”), issued and outstanding immediately prior to the effectiveness of the merger (other than the Shares and ADSs owned by Hanmax and Fosun and their subsidiaries) were cancelled in exchange for the right to receive $1.125 in cash per Share (or $4.50 per ADS), in each case without interest and less any applicable taxes. In addition, each outstanding option to purchase the Shares under Tongjitang’s 2006 Share Incentive Plan was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash payment equal to the number of Shares underlying such option multiplied by the amount by which $1.125 exceeds the exercise price per share of such option. Because none of the outstanding options granted by Tongjitang had an exercise price less than $1.125 per share, none of the option holders were eligible to receive any consideration from Tongjitang for their options in the merger. Tongjitang will award cash consideration of $50,000 to each of the independent committee members in lieu of the issuance of restricted shares previously granted to them under Tongjitang’s 2006 Share Incentive Plan. At the effective time of the merger, the separate corporate existence of Merger Sub ceased.

As a result of the merger, Tongjitang’s ADSs are no longer listed on any securities exchange or quotation system, including the NYSE. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such longer period as may be determined by SEC, the registration of Tongjitang’s ADSs and the Shares underlying them and Tongjitang’s reporting obligations under the Securities Exchange Act of 1934 will be terminated.

Item 16. Exhibits

(a)(1) Proxy Statement of Tongjitang Chinese Medicines Company dated February 23, 2011 (the "Proxy Statement"). *

(a)(2) Notice of Extraordinary General Meeting of Shareholders of Tongjitang Chinese Medicines Company, incorporated herein by reference to the Proxy Statement. *

(a)(3) Form of Proxy Card. *

(a)(4) Press Release dated November 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 1, 2010).

(a)(5) Press Release dated November 29, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 29, 2010).

(a)(6) Press Release dated February 25, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on February 25, 2011).

(a)(7) Press Release dated March 25, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on March 25, 2011).

(a)(8) Press Release dated March 31, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on March 31, 2011).

(a)(9) Press Release dated April 15, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on April 15, 2011).

(b)(1) Facility Agreement dated September 24, 2010, by and between Hanmax Investment Limited and CITIC Bank International Limited (incorporated by reference to Exhibit 99.10 to Schedule 13D/A of Xiaochun Wang, Hanmax Investment Limited and Fosun Industrial Co., Limited with respect to Tongjitang Chinese Medicines Company, filed on October 12, 2010).

(c)(1) Opinion of Morgan Stanley, dated October 29, 2010, incorporated herein by reference to Annex B of the Proxy Statement, which Morgan Stanley has consented to be filed herewith. *

(c)(2) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 12, 2010, which Morgan Stanley has consented to be filed herewith.*

(c)(3) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 29, 2010, which Morgan Stanley has consented to be filed herewith.*

(d)(1) Agreement and Plan of Merger , dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement. *

(d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of February 21, 2011, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement. *

(f)(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled "Dissenters’ Rights" in the Proxy Statement. *

(f)(2) Section 238 of the Cayman Islands Companies Law (2010 Revision), incorporated herein by reference to Annex C of the Proxy Statement. *

(g)     Not applicable.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2011

TONGJITANG CHINESE MEDICINES COMPANY

By:	/s/ Justin Yan Chen
Name: Justin Yan Chen
Title: Chief Operating Officer and Director

HANMAX INVESTMENT LIMITED

By:	/s/ Xiaochun Wang
Name: Xiaochun Wang
Title: Director

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

TONSUN INTERNATIONAL COMPANY LIMITED

By:	/s/ Xiaochun Wang
Name: Xiaochun Wang
Title: Director

MR. XIAOCHUN WANG

By:	/s/ Xiaochun Wang

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO. LTD.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of the Board of Directors

FOSUN HIGH TECHNOLOGY (GROUP) CO. LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of the Board of Directors

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of the Board of Directors

FOSUN HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

MR. GUANGCHANG GUO

By:	/s/ Guangchang Guo

Exhibit Index

(a)(1) Proxy Statement of Tongjitang Chinese Medicines Company dated February 23, 2011 (the "Proxy Statement"). *

(a)(2) Notice of Extraordinary General Meeting of Shareholders of Tongjitang Chinese Medicines Company, incorporated herein by reference to the Proxy Statement. *

(a)(3) Form of Proxy Card.*

(a)(4) Press Release dated November 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 1, 2010).

(a)(5) Press Release dated November 29, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 29, 2010).

(a)(6) Press Release dated February 25, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on February 25, 2011).

(a)(7) Press Release dated March 25, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on March 25, 2011).

(a)(8) Press Release dated March 31, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on March 31, 2011).

(a)(9) Press Release dated April 15, 2011 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on April 15, 2011).

(b)(1) Facility Agreement dated September 24, 2010, by and between Hanmax Investment Limited and CITIC Bank International Limited (incorporated by reference to Exhibit 99.10 to Schedule 13D/A of Xiaochun Wang, Hanmax Investment Limited and Fosun Industrial Co., Limited with respect to Tongjitang Chinese Medicines Company, filed on October 12, 2010).

(c)(1) Opinion of Morgan Stanley, dated October 29, 2010, incorporated herein by reference to Annex B of the Proxy Statement. *

(c)(2) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 12, 2010, which Morgan Stanley has consented to be filed herewith.*

(c)(3) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 29, 2010, which Morgan Stanley has consented to be filed herewith.*

(d)(1) Agreement and Plan of Merger , dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement. *

(d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of February 21, 2011, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement. *

(f)(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled "Dissenters’ Rights" in the Proxy Statement. *

(f)(2) Section 238 of the Cayman Islands Companies Law (2010 Revision), incorporated herein by reference to Annex C of the Proxy Statement. *

(g)     Not applicable.

*	Previously filed.